Mail Stop 6010

February 12, 2008

James E. Brenn
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, Wisconsin  53222

<u>Via U S Mail and FAX [ (414) 259-5773 ]</u>

> **Re:** **Briggs & Stratton Corporation**
> **Form 10-K for the fiscal year ended  July 1, 2007**
> **File No.  1-1370**

Dear Mr. Brenn:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian R. Cascio
                    Accounting Branch Chief